[Letterhead of Sutherland Asbill & Brennan LLP]

March 20, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2, filed on February 8, 2012 File No. 333-179433

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated as of March 7, 2012 with respect to the Company’s registration statement on Form N-2 (File No. 333-179433), filed with the Commission on February 8, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Prospectus

General

1.	Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

Vincent J. Di Stefano, Esq.

March 20, 2012

The Company advises the Staff on a supplemental basis that it has submitted the Registration Statement to FINRA for review, but has not yet received clearance from FINRA with respect to the Registration Statement.

2.	Please provide us with a form of prospectus supplement for each security that the Fund may offer under the shelf offering. With respect to the common stock prospectus supplement, please include the over-allotment disclosure required by Instruction 4 to Item 1.g. of Form N-2.

The Company confirms to the Staff that it will attach form of prospectus supplements as exhibits to a pre-effective amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

3.	The Fund’s December 31, 2011 Financial Statement appears to indicate the Fund has a loan outstanding; is this correct? If so, please provide an audited Senior Securities table of the type shown in Item 4.3 of Form N-2.

The Company has revised the Prospectus to include a section entitled “Senior Securities” in response to the Staff’s comment.

Cover

4.	Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

The Company advises the Staff on a supplemental basis that the Company is relying upon Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “Securities Act”), which, together with the no-action relief granted by the Staff in Nuveen Virginia Premium Income Municipal Fund (SEC No-Action Letter, publicly available October 6, 2006), generally permits closed-end funds, including business development companies (see footnote 1), that meet the eligibility criteria of Form S-3 to file shelf registration statements for the purpose of conducting offerings from time to time on an immediate, delayed or continuous basis. The Company believes that it meets the eligibility requirements set forth in Form S-3, given that (a) the Company (i) has a class of common stock registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) has been subject to the requirements of Section 12 under the Exchange Act for at least twelve calendar months, (iii) has timely filed all reports required to be filed within the past twelve calendar months, and (iv) has not failed to pay any dividend or otherwise defaulted on any outstanding debt securities since the end of the last fiscal year for which financial statements were included in its most recent Form 10-K filed under the Exchange Act, and (b) the aggregate market value of the voting and non-voting common equity of the Company held by non-affiliates is well in excess of $75 million.

Vincent J. Di Stefano, Esq.

March 20, 2012

5.	Please include a pricing table in the form set forth in Item 1.1.g. of Form N-2.

The Company confirms to the Staff that it will include the above-referenced pricing table in the form of common stock prospectus supplement that the Company will attach as an exhibit to a pre-effective amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

6.	Please clarify that securities rated below investment grade are also known as “junk.”

The Company has revised the cover page of the Prospectus in response to the Staff’s comment. The Company has also made conforming changes to similar disclosure throughout the remainder of the Prospectus.

Summary

Solar Senior Capital

7.	Does the Fund place assets in the SPV only when it draws on the credit facility? How is it determined which assets will be subject to the security interest?

The Company advises the Staff on a supplemental basis that the assets held in the SPV are pledged as collateral with respect to the Company’s credit facility. As a result, the Company generally places assets into the SPV that secures the credit facility in anticipation of additional borrowings under the credit facility, to ensure an appropriate level of collateralization. In addition, the Company advises the Staff on a supplemental basis that it selects assets to be placed into the SPV by reference to certain credit parameters and diversification requirements imposed under the credit facility.

About Solar Capital Partners

8.	This section is too long for the Summary section. Please shorten and summarize the disclosure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Offerings

9.	What is the maximum percent dilution that could be produced by sales of securities registered in this registration statement?

The Company has revised the disclosure set forth under the “Summary – Offerings” section of the Prospectus in response to the Staff’s comment.

Vincent J. Di Stefano, Esq.

March 20, 2012

Risk Factors

We may expose ourselves to risk if we engage in hedging transactions

10.	Please include counterparty risk disclosure in this section.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

There are significant potential conflicts of interest…

11.	Has the Fund applied to the SEC for an order permitting it to co-invest with affiliates?

The Company advises the Staff on a supplemental basis that it has not submitted an application for exemptive relief to permit co-investment.

Use of Proceeds

12.	If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

The Company confirms to the Staff that it will include appropriate disclosure in each prospectus supplement pertaining to an offering under the Registration Statement where proceeds therefrom will be used to discharge indebtedness.

13.	Disclosure indicates the Fund may take as long as six months to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. See Guide 1 and Item 7.2 of Form N-2.

The Company has revised the “Use of Proceeds” section of the Prospectus in response to the Staff’s comment.

MD&A

Overview

14.	The Fund seeks to register debt securities with this filing. Will holders of these debt securities have a higher claim on the Fund’s assets than the secured credit facility lender? Will the answer differ depending on whether the draw on the credit facility predates the sale of debt securities? Will the debt securities have priority over other credit facilities the Fund may enter into in the future?

Vincent J. Di Stefano, Esq.

March 20, 2012

The Company advises the Staff on a supplemental basis that the determination regarding the relative seniority and secured or unsecured nature of any debt securities issued under the Registration Statement will only be determined at the time of an actual offering of debt securities under the Registration Statement. However, in most cases the Company would expect the lenders under the credit facility to have a senior claim on any assets pledged under the credit facility and held in the SPV. The Company does not believe that the timing of any drawdowns under the credit facility would affect the seniority of the lenders’ claims under the credit facility relative to the holders of other debt securities issued by the Company. In addition, any future credit facilities may be either senior or subordinated to any debt securities issued under the Registration Statement, and may be either secured or unsecured. The Company confirms to the Staff that it will include appropriate disclosure regarding the relative seniority of the Company’s outstanding debt in each prospectus supplement with respect to the offering of debt securities under the Registration Statement.

Critical Accounting Policies – Payment-in-Kind Interest

15.	Disclosure in this section indicates the Fund holds investments which contain a PIK interest provision. What percentage of Fund assets are invested in securities containing a PIK provision? Depending on the answer, we may have additional comments.

The Company advises the Staff on a supplemental basis that the above-referenced disclosure has been included in the Prospectus to reflect the fact that the Company may investment in instruments that contain a PIK feature. As of December 31, 2011, however, none of the Company’s portfolio investments, which generally consist of senior debt instruments, contained such a PIK interest component.

Investment Advisory and Management Agreement

16.	Disclosure in the Fund’s most recent Form 10-K shows the amount payable for investment advisory fees (set forth in the statement of assets and liabilities) is equal to the investment advisory expense (set forth in the statement of operations) for the fiscal year ending December 31, 2011. Please explain to us why the Fund has a payable in this amount to the investment adviser and whether there are any issues or concerns, raised by the existence of the payable, which have not been disclosed.

The Company advises the Staff on a supplemental basis that the amount payable for investment advisory fees listed on the Company’s Statement of Assets and Liabilities as of December 31, 2011 reflects the fact that the investment advisory fees were accrued as of December 31, 2011, but were paid shortly thereafter in January 2012. The Company does not believe the existence of this amount payable raises any issues or concerns, given that the total amount was paid shortly after December 31, 2011.

Vincent J. Di Stefano, Esq.

March 20, 2012

Sales of Common Stock Below Net Asset Value

17.	In the first sentence of the first paragraph of this section, please change “will seek” to “have sought.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Statement of Additional Information

18.	What are the Fund’s plans regarding the filing of a Form T-l Statement of Eligibility with respect to the Form of Indenture?

The Company advises the Staff on a supplemental basis that it intends to file a Form T-1 as an exhibit to the Registration Statement by means of a post-effective amendment thereto at the time the indenture is first executed in connection with the issuance of debt securities under Registration Statement.

19.	Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

The Company confirms to the Staff that it will file an updated legal opinion as an exhibit to the Registration Statement by means of a post-effective amendment thereto in connection with each offering of securities under the Registration Statement.

20.	Please file as an exhibit the Fund’s fidelity bond.

The Company advises the Staff on a supplemental basis that the Company’s fidelity bond was filed with the Commission on March 19, 2012.

Consolidated Financial Statements

21.	Please include the Fund’s December 31, 2011 financial statements in the disclosure. Please use the 12/31/2011 data to revise the fee table. Please include interest expense in the revised fee table.

The Company has revised the Prospectus throughout to reflect the information contained in the Company’s financial statements for the fiscal year ended December 31, 2011.

22.	For securities that pay a combination of cash and PIK interest, please disclose the portion of the interest that is PIK, and disclose both the cash and PIK rates.

The Company advises the Staff on a supplemental basis that it had no portfolio securities that paid PIK interest as of December 31, 2011.

Vincent J. Di Stefano, Esq.

March 20, 2012

23.	Please provide a schedule of the Fund’s non-qualifying investments, and in a footnote, explain the significance of non-qualification. See Item 8.6 of Form N-2.

The Company has revised the disclosure set forth in the “Portfolio Companies” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises to the Staff on a supplemental basis that, in accordance with Instruction 1.b of Item 8.6(c) to Form N-2, the Company will include an appropriate footnote to its future Schedules of Investments indicating any investments that the Company believes do not represent “qualifying assets” under Section 55(a) of the Investment Company Act of 1940, as amended.

General

24.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

The Company acknowledges the Staff’s comment.

25.	Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

26.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges and has complied with the Staff’s comment.

27.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

Vincent J. Di Stefano, Esq.

March 20, 2012

28.	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas Radesca / Solar Senior Capital Ltd.

John Mahon / Sutherland Asbill & Brennan LLP